Exhibit 17.1
Health Benefits Direct
Corporation
November 24, 2009
Health Benefits Direct Corporation
150 N. Radnor Chester Road
Suite B101
Radnor, PA 19087
Attention:
Board of Directors,
Donald Caldwell, Co-Chairman
Gentlemen:
     The purpose of this letter is to tender my resignation from HBDC Board of Directors and to state my reasons for resigning. In short, rather than allowing me to be a vigorous advocate on the HBDC Board for all shareholders, you have conducted meetings and actions in secrecy, withheld notice from me of meetings, and withheld actions proposed or taken once the meetings have been conducted. You cut off all communications with me concerning Board meetings and actions, despite no shareholder vote to remove me. You have also threatened me, suggesting that my actions, challenging the HBDC Board’s actions regarding shareholders’ rights and interests, had breached my fiduciary duties.
     I have been particularly distressed by these activities of the Board having been among the early founders of this fledgling company which had much to offer, particularly to those investors who provided venture capital and persevered from the outset. Rather than benefit from the Board’s actions, instead these shareholders have been severely diluted down to a small percentage of the firm’s equity and any ownership control of HBDC has essentially been taken.
     My access to Board activities was barred and information withheld following the filing of a suit by a group of shareholder-plaintiffs led by Michael Brauser. Their suit challenged your actions concerning the January, 2009 dilutive transaction with Cross Atlantic. I was also named as a defendant in that suit. This first disputed transaction resulted in a substantial increase in Cross Atlantic’s equity and control of HBDC. However, after being asked to approve the January transaction with Cross Atlantic, I now understand that the Board was not informed by management about a revised and improved December 2008 financing/purchase proposal from iPipeline that would have been a better offer for the company and for all its shareholders. It was at a higher valuation and contained an invitation to propose a Bridge Loan if the Company really were in a financial bind. Most disturbingly, shortly after the January 2009 decision was made to

Health Benefits Direct
Corporation
     HBDC Board of Directors
     November 24, 2009

accept the Cross Atlantic proposal, Donald Caldwell contacted and subsequently met with iPipeline to discuss a new transaction. There were other instances of such failures of management to fully inform the Board of key facts for its decision-making.
     I was, surprisingly, denied coverage by our carrier for defense of the pending lawsuit while coverage apparently was afforded to the other directors and officers. I then ultimately settled the Brauser shareholder-plaintiffs group’s claims against me. The Brauser shareholder-plaintiffs group rejected your initial offers to settle but instead entered into an agreement with a larger group of shareholders, including me, to continue the claims against you. Your response to my interaction with these shareholders was to threaten me with claims that I had breached my fiduciary duties yet, at the same time, you were engaging in your own communications with the shareholder group. In fact, you have now made a deal with the Brauser shareholder-plaintiffs group that interferes and breaches their prior agreement with the other plaintiff shareholders of the group. I am informed that a part of that agreement was Brauser’s acquiescence to cooperate by being debriefed concerning my actions. It seems apparent that your “Good Offense is the Best Defense” series of such actions against me personally, diverts attention from the ongoing harm to the average HBDC shareholder. Your most recent actions this past month complete the cycle of highly dilutive transactions with Cross Atlantic that render the company effectively under its control.
     Given the totality of these facts, my best judgment is to submit this, my formal resignation from the Board. MY only remaining hope is that our shareholders will ultimately be provided a future Board with an independent ear and voice, uncontrolled by Cross Atlantic and its affiliates (directly or indirectly), that will re-examine these past actions which led to Cross Atlantic’s control. Our shareholders’ hope for recovery is that this Board will act in the future for something other than Cross Atlantic’s interests.
     While resigning from the Board, I nonetheless retain all rights incident to my investment.

Sincerely Alvin H. Clemens Co-Chairman Health Benefits Direct Corporation
cc: All Directors (see overleaf)

Health Benefits Direct
Corporation
     HBDC Board of Directors
     November 24, 2009

Cc:	John Harrison Bud Rowell Paul Soltoff Pete Musser Edmond Walters Bob Oaks Anthony Verdi Fred Tecce Sanford Rich